HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________          Email: harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                February 3, 2014

John Coleman
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Tara Minerals Corp.
            Form 10-K for Year Ended December 31, 2012
            File No. 333-143512

Dear Mr. Coleman:

     This office represents Tara Minerals Corp. (the "Company"). The following are the Company's responses to the staff's letter dated December 27, 2013.

     On August 4, 2011, Tara Gold Resources filed a Form 10 registration statement with the commission. At the time of that filing, Tara Gold owned approximately 53% of the common stock of the Company. As a result, the disclosures in the filing included the properties owned by the Company, as well as those owned by Tara Gold. The filing went through the normal review process and George Schuler was the mining engineer assigned to the filing.

     Many of the comments made in your letter of December 27, 2013 were also made by Mr. Schuler. As the result of various discussions and correspondence with Mr. Schuler, the disclosures concerning the Company's mining properties, as found in Amendment No. 2 to the Form 10 filing, were accepted by the staff.

     In this regard, see our letters to the staff dated August 31, 2012 and October 31, 2012 filed as Edgar correspondence in connection with the Tara Gold's registration statement.

     As stated in the 10-K report, the Company's only significant mining property is the Don Ramon Groupings. At present, the Company does not plan to conduct any further work on any of its other properties.

     The disclosures in the 10-K report concerning the Company's mining properties, with the exception of updating information to more current dates, are virtually identical to that in Amendment No. 2 to the Form 10 registration statement.

     These identical disclosures include:

     o the Company's QA/QC protocols (which are found at paragraphs 3 and 4 on page 7 of the 10-K);


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     o    permits which have been  obtained (see the third  paragraph on page 10 of the 10-K); and

     o the permitting process pursuant to Mexican mining laws and regulations (see pages 13 and 14 of the 10-K).

     Insofar as Comment No. 2 is concerned, as disclosed in the Company's 10-Q report for the period ending September 30, 2013, the Company has abandoned the Champinon property.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart
                                    By
                                         William Hart